March 21, 2016

VIA EDGAR

Cecilia Blye, Chief, Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	Meritor, Inc.
Form 10-K for Fiscal Year Ended September 27, 2015
Filed November 18, 2015 (the “Form 10-K”)
File No. 1-5983

Dear Ms. Blye:

This letter is in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above-referenced filing of Meritor, Inc. (“Meritor”) made in your letter dated March 8, 2016 to Jeffrey A. Craig, Chief Executive Officer and President of Meritor. Set forth below are the Staff’s comments (in bold) followed by Meritor’s response.

General
1.	You state on pages 8, 14, and 129 of the 10-K that AB Volvo accounted for approximately 24% of your sales in fiscal year 2015. Volvo’s wholly-owned subsidiaries Volvo Construction Equipment and Volvo Penta both provide contact information on their websites for dealers in Sudan and Syria. In your letter to us dated June 28, 2013, you discussed sales by a non-controlled joint venture to an aftermarket customer in Sudan.

As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your June 28, 2013 letter, whether through subsidiaries, affiliates, distributors, partners, resellers, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements or other contacts you have had with the governments of those countries or entities they control.

Response: Pages 8, 14 and 129 of Meritor’s Form 10-K disclose that AB Volvo accounted for approximately 24% of our sales in fiscal year 2015. In your letter to us, you point out that Volvo’s wholly-owned subsidiaries, Volvo Construction Equipment and Volvo Penta, both provide contact information on their websites for dealers in the Sudan and Syria. Prior to June 2015, we supplied axle carriers to Volvo Construction Equipment for incorporation into their vehicles. Such axle carriers were delivered by our European operations to Sweden, where Volvo Construction Equipment took ownership, and Meritor had no further involvement. However, today we no longer supply such axle carriers for incorporation into originally manufactured Volvo Construction Equipment vehicles. We also supply certain axle and aftermarket components to Volvo Construction Equipment through our U.S. operations that are delivered to various U.S. locations and through our European operations that are delivered to Belgium and Sweden, where, in each case, Volvo Construction Equipment takes ownership, and Meritor has no further involvement. We have not supplied any products or services to Volvo Penta. Although Meritor has no control over, or knowledge of, where Meritor customers who are original equipment manufacturers (“OEMs”) may send components once they are incorporated into OEM vehicles or where independent dealers or distributors who purchase Meritor aftermarket replacement and remanufactured parts may send such parts after such purchases, Meritor is committed to complying with the U.S. prohibitions on conducting business with all sanctioned countries, including the Sudan and Syria, and we maintain policies and training programs for our own personnel to help ensure that we are operating in compliance with U.S. export laws and regulations.

Since our June 28, 2013 letter, neither Meritor nor any of its controlled affiliates have had any sales to, or customers in, the Sudan or Syria. We have been advised that the non-controlled, non-U.S. joint venture mentioned in our June 28, 2013 letter has had sales of its and other manufacturers’ truck linings and brake components to a customer in the Sudan in the amounts of approximately €200 in 2013, €11,000 in 2014 and €41,000 in 2015.

Except as set forth above, based on Meritor’s knowledge after due inquiry, (i) Meritor has no past, current or anticipated contact with the countries of Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, resellers, customers, joint ventures or other direct or indirect arrangements; and (ii) Meritor has not provided any services, products, information or technology into Sudan or Syria, directly or indirectly, and has had no agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

2.

Please discuss the materiality of any contacts with Sudan and Syria described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response: In view of our response to comment number 1, specifically with respect to the fact that Meritor has had no contacts with or operations in Sudan or Syria in violation of U.S. economic sanctions and export controls, we do not believe there is any material risk to our investors in this regard.

*****

Meritor hereby acknowledges that:
●	Meritor is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	Meritor may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Richard D. Rose
Richard D. Rose
Interim Senior Vice President, General Counsel &
Secretary

Cc:	Jeffrey A. Craig
Anne Parker
Assistant Director
Division of Corporation Finance